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Filed Pursuant Rule 424(b)(3)
Registration No. 333-172480

The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities and is not an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 16, 2011

PROSPECTUS

2,850,000 Shares of Common Stock

        This prospectus relates to the offer and sale of 2,850,000 shares (the "Underwritten Treasury Shares") of our common stock, no par value per share (the "Common Stock" or "Common Shares"), by the United States Department of the Treasury ("Treasury"). Treasury acquired the Underwritten Treasury Shares along with 2,770,117 other Common Shares (collectively with the Underwritten Treasury Shares, the "Treasury Shares") on February 18, 2011 as part of our recapitalization in exchange for 135,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, no par value per share and liquidation preference $1,000 per share, previously held by Treasury, and accrued and unpaid dividends thereon.

        We will not receive any proceeds from the sale of the Underwritten Treasury Shares by Treasury.

        Our Common Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "CPF." On June 15, 2011, the closing price of our Common Shares on the NYSE was $12.42 per share.

        Investing in our Common Shares involves risks. You should read the "Risk Factors" section beginning on page 8 before investing in our Common Shares.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Treasury	$	$

        None of the Securities and Exchange Commission, the Hawaii Division of Financial Institutions, the Federal Deposit Insurance Corporation (the "FDIC"), the Board of Governors of the Federal Reserve System, any state securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        Our Common Shares are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the FDIC or any other governmental agency.

        The underwriters expect to deliver the Underwritten Treasury Shares against payment on or about June     , 2011, subject to customary closing conditions.

C.L. King & Associates	Guzman & Company	SL Hare Capital

The date of this prospectus is June     , 2011

ABOUT THIS PROSPECTUS

        You should only rely on the information contained in this prospectus. Neither we nor Treasury have authorized anyone to provide you with information different from that contained in this prospectus. Neither we nor Treasury are making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and any information incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any purchase of our Common Shares. Our business, financial condition, results of operations, and prospects may have changed since that date. To understand this offering fully you should read this entire document carefully, including particularly the "Risk Factors" section beginning on page 8.

        In this prospectus, we frequently use the terms "we," "our" and "us" to refer to Central Pacific Financial Corp. (the "Company") and its subsidiaries.

INCORPORATION BY REFERENCE

        The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents (other than information furnished rather than filed):

  •
  the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

  •
  the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

  •
  the Company's Current Reports on Form 8-K filed on January 28, 2011 (relating to Item 5.02), February 3, 2011, February 11, 2011, February 17, 2011, February 22, 2011, February 25, 2011, March 10, 2011, April 12, 2011, April 21, 2011, April 29, 2011, May 10, 2011, May 12, 2011 and May 23, 2011;

  •
  the Company's Definitive Proxy Statement related to its 2011 annual meeting of shareholders, as filed with the SEC on March 4, 2011; and

  •
  the description of our Common Stock and associated Preferred Share Purchase Rights (as defined below) set forth in our Registration Statements on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

        We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813.

 PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus and the documents incorporated by reference in this prospectus before making your investment decision.

Central Pacific Financial Corp.

Company Overview

        Central Pacific Financial Corp. is a Hawaii corporation and a bank holding company. Our principal business is to serve as a holding company for our bank subsidiary, Central Pacific Bank.

        Central Pacific Bank (the "bank") is a full-service commercial bank with 34 branches and 120 ATMs located throughout the state of Hawaii. The bank offers a broad range of products and services including accepting time and demand deposits and originating loans, including commercial loans, construction loans, commercial and residential mortgage loans, and consumer loans. The bank also has an office in California.

        At March 31, 2011, we had total assets of approximately $4.0 billion, loans and leases of $2.1 billion and total deposits of $3.1 billion.

        Our Common Stock is traded on the NYSE under the ticker symbol "CPF." Our principal executive offices are located at 220 South King Street Honolulu, Hawaii 96813 and our telephone number is (808) 544-0500. Our internet address is http://www.centralpacificbank.com. The information contained on our web site is not part of this prospectus.

Recent Developments

  Recapitalization

        We recently completed the following transactions as part of our recapitalization:

  •
  a one-for-twenty reverse stock split of our Common Shares on February 2, 2011 (the "Reverse Stock Split"), for which shareholder approval was obtained on May 24, 2010.

  •
  a capital raise of $325 million in a private placement (the "Private Placement") that was completed on February 18, 2011, at a price of $10 per share, with investments from (1) affiliates of each of The Carlyle Group ("Carlyle") and Anchorage Capital Group, L.L.C. ("Anchorage" and, together with Carlyle, the "Lead Investors"), pursuant to investment agreements with each of the Lead Investors (collectively, the "Investment Agreements") and (2) various other investors, including certain of our directors and officers (the "Additional Investors" and, together with the Lead Investors, the "Investors"), pursuant to subscription agreements with each of such investors;

  •
  concurrently with the Private Placement, (1) the exchange (the "TARP Exchange") of 135,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, no par value per share and liquidation preference $1,000 per share (the "TARP Preferred Stock"), held by Treasury, and accrued and unpaid dividends thereon for 5,620,117 Common Shares and (2) the amendment of a warrant, issued to Treasury on January 9, 2009 to, among other things, reflect an exercise price of $10 per share (as amended, the "Amended TARP Warrant"); and

  •
  a rights offering whereby shareholders of record as of 5:00 p.m., Eastern time, on February 17, 2011, and their transferees purchased approximately 2,000,000 Common Shares following the expiration of the offering on May 6, 2011 at the same price per share paid by the Investors in the Private Placement (the "Rights Offering").

  Transfer Restrictions

        We have generated significant net operating loss carry-overs ("NOL's") as a result of our recent losses. Our ability to use these NOL's to offset future taxable income will be limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code ("Section 382"). In order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change under Section 382, on May 2, 2011 following shareholder approval, we filed an amendment to our restated articles of incorporation to restrict transfers of our Common Shares if the effect of the transfer would be to cause the transferee to become the beneficial owner of 4.99% or more of our Common Shares (a "Threshold Holder") or cause the beneficial ownership of our Common Shares by any Threshold Holder to increase (the "Protective Charter Amendment"). We had previously adopted a Tax Benefits Preservation Plan to protect our tax benefits. The plan provides an economic disincentive for any person, together with its affiliates, to become the beneficial owner of 4.99% or more of our Common Shares. The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors of the Company (the "Board of Directors") determines the Protective Charter Amendment is no longer necessary for the preservation of our tax benefits and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

        You should carefully consider the terms and condition of our articles of incorporation and our Tax Benefits Preservation Plan before investing in our Common Shares.

  Regulatory Agreements

        In May 2011, the members of the Board of Directors of the bank entered into a Memorandum of Understanding (the "Bank MOU") with the FDIC and the Hawaii Division of Financial Institutions (the "DFI"), effective May 5, 2011, which replaced the Consent Order (the "Consent Order") the Board of Directors of the bank agreed to with the FDIC and DFI in December 2009. The termination of the Consent Order was effective May 11, 2011. The Bank MOU continues a number of the same requirements previously required by the Consent Order, including the maintenance of an adequate allowance for loan and lease losses, improvement of our asset quality, limitations on credit extensions, maintenance of qualified management and the prohibition on cash dividends to the Company, among other matters. In addition, the Bank MOU requires the bank to further reduce classified assets below the level previously required by the Consent Order. The Bank MOU lowers the minimum leverage capital ratio that the bank is required to maintain from 10% in the Consent Order to 8% and does not mandate a minimum total risk-based capital ratio.

  Conflict of Interest

        Affiliates of Carlyle own our Common Shares, and they also own an interest in Sandler O'Neill & Partners, L.P. As a result, Sandler O'Neill & Partners, L.P. is deemed to have a "conflict of interest" within the meaning of Financial Industry Regulatory Authority Rule 5121, with respect to this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121, and Sandler O'Neill & Partners, L.P. will not confirm any sales to accounts over which it exercises discretionary authority without first receiving specific written approval for the transaction from those accounts.

 The Offering

Issuer	Central Pacific Financial Corp.
Common Shares Offered by Us	None.
Common Shares Offered by Treasury	2,850,000 Common Shares.
Use of Proceeds	We will not receive any proceeds from the sale of the Common Shares by Treasury.
Listing	Our Common Shares are listed on the NYSE under the symbol "CPF."
Risk Factors	An investment in our Common Shares involves risks. Please read "Risk Factors" beginning on page 8 of this prospectus.

Summary Consolidated Financial Data

        The information at and for the years ended December 31, 2006 through 2010 is derived in part from, and should be read together with, our audited consolidated financial statements and accompanying notes incorporated by reference into this prospectus. The information at and for the three months ended March 31, 2011 and 2010 is derived in part from, and should be read together with, our unaudited consolidated financial statements and accompanying notes and incorporated by reference into this prospectus. Results for the first quarter of 2011 are not indicative of the results to be expected for 2011. The per Common Share data and the number of Common Shares outstanding have been adjusted to retroactively give effect to the Reverse Stock Split.

	Quarter Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Statement of Operation Data:
Total interest income	$34,363	$46,261	$160,754	$242,237	$303,952	$349,877	$320,381
Total interest expense	6,162	11,192	42,101	67,715	101,997	137,979	109,532
Net interest income	28,201	35,069	118,653	174,522	201,955	211,898	210,849
Provision (credit) for loan and lease losses	(1,575)	58,837	159,548	348,801	171,668	53,001	1,350
Net interest income (loss) after provision for loan and lease losses	29,776	(23,768)	(40,895)	(174,279)	30,287	158,897	209,499
Other operating income	12,500	12,764	57,036	57,413	54,808	45,804	43,156
Goodwill impairment	—	102,689	102,689	50,000	94,279	48,000	—
Other operating expense (excluding goodwill impairment)	37,637	46,526	164,405	166,876	178,543	128,556	132,163
Income (loss) before income taxes	4,639	(160,219)	(250,953)	(333,742)	(187,727)	28,145	120,492
Income tax expense (benefit)	—	—	—	(19,995)	(49,313)	22,339	41,312
Net income (loss)	4,639	(160,219)	(250,953)	(313,747)	(138,414)	5,806	79,180
Balance Sheet Data (Year-End):
Interest-bearing deposits in other banks	$537,495	$658,337	$729,014	$400,470	$475	$241	$5,933
Investment securities(1)	1,078,124	448,798	705,345	924,359	751,297	881,254	898,358
Loans and leases	2,067,302	2,844,189	2,169,444	3,041,980	4,030,266	4,141,705	3,846,004
Allowance for loan and lease losses	178,010	211,646	192,854	205,279	119,878	92,049	52,280
Goodwill	—	—	—	102,689	152,689	244,702	298,996
Other intangible assets	44,498	45,610	44,639	45,390	39,783	39,972	43,538
Total assets	4,013,398	4,434,177	3,938,051	4,869,522	5,432,361	5,680,386	5,487,192
Core deposits(2)	2,747,572	2,873,647	2,796,144	2,951,119	2,805,347	2,833,317	2,860,926
Total deposits	3,145,463	3,335,038	3,132,947	3,568,916	3,911,566	4,002,719	3,844,483
Long-term debt	409,299	657,537	459,803	657,874	649,257	916,019	740,189
Total shareholders' equity	384,984	172,105	66,052	335,963	526,291	674,403	738,139
Per Common Share Data:
Basic earnings (loss) per share	$4.59	$(107.23)	$(171.13)	$(220.56)	$(96.56)	$3.85	$51.90
Diluted earnings (loss) per share	4.58	(107.23)	(171.13)	(220.56)	(96.56)	3.82	51.37
Cash dividends declared	—	—	—	—	14.00	19.60	17.60
Book value	9.71	28.16	(42.18)	136.50	366.34	469.04	480.73
Diluted weighted average shares outstanding (in thousands)	19,321	1,513	1,516	1,459	1,433	1,520	1,541
Financial Ratios:
Return (loss) on average assets	0.47%	(13.25)%	(5.74)%	(5.87)%	(2.45)%	0.10%	1.50%
Return (loss) on average shareholders' equity	9.34	(196.41)	(140.73)	(54.99)	(23.07)	0.77	11.16
Net income (loss) to average tangible shareholders' equity	10.48	(320.04)	(193.24)	(77.60)	(37.00)	1.35	21.01
Average shareholders' equity to average assets	5.00	6.74	4.08	10.67	10.61	13.58	13.45
Net interest margin(3)	3.03	3.20	2.91	3.62	4.02	4.33	4.55
Net loan charge-offs to average loans	2.42	6.89	6.33	7.03	3.42	0.33	0.05
Nonaccrual loans to total loans and leases and loans held for sale(4)	10.76	15.93	10.96	15.13	3.26	1.48	0.23
Allowance for loan and lease losses to total loans and leases	8.61	7.44	8.89	6.75	2.97	2.22	1.36
Allowance for loan and lease losses to nonaccrual loans(4)	77.99	45.78	78.62	43.41	90.43	149.57	583.61
Dividend payout ratio	N/A	N/A	N/A	N/A	N/A	515.79	33.85
Leverage capital ratio	12.6	5.8	4.4	6.8	8.8	9.8	10.9
Tier 1 risk-based capital ratio	21.3	9.0	7.6	9.6	10.4	11.5	12.3
Total risk-based capital ratio	22.7	10.3	9.0	10.9	11.7	12.7	13.6

(1)
Held-to-maturity securities at amortized cost, available-for-sale securities at fair value.

(2)
Noninterest-bearing demand, interest-bearing demand and savings deposits, and time deposits under $100,000.

(3)
Computed on a taxable equivalent basis using an assumed income tax rate of 35%.

(4)
Nonaccrual loans include loans held for sale.

RISK FACTORS

        An investment in our Common Shares is subject to risks inherent in our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus.

        If any of the following risks actually occurs, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly and you could lose all or part of your investment.

Risk Factors Related to our Business

Although we completed the Private Placement, we have incurred significant losses and cannot assure you that we will be profitable in the near term or at all.

        With the completion of the Private Placement, the bank's capital ratios currently exceed the levels required by the Bank MOU and previously required by the Consent Order, and are at "well-capitalized" levels. As of March 31, 2011, the bank's leverage capital ratio was 12.31% and total risk-based capital ratio was 22.11%. However, even though we had net income of $4.6 million in the first quarter of 2011, we have incurred significant losses over the past few years, including net losses of $251.0 million for the year ended December 31, 2010, $313.7 million for the year ended December 31, 2009 and $138.4 million for the year ended December 31, 2008, primarily due to credit costs, including a significant provision for loan and lease losses. Although we have taken a number of steps to reduce our credit exposure, at March 31, 2011, we still had $284.9 million in nonperforming assets and it is possible that we will continue to incur elevated credit costs over the near term, which would adversely impact our overall financial performance and results of operations. We cannot assure you that we will return to profitability in the near term or at all.

The proceeds from the Private Placement may not be sufficient to satisfy our capital and liquidity needs in the future or to satisfy changing regulatory requirements, and we may need to raise additional capital.

        The proceeds from the Private Placement were raised to strengthen our capital base as previously required by the Consent Order. As mentioned above, our capital ratios currently exceed the levels required by the Bank MOU and previously required by the Consent Order and are at "well-capitalized" levels for regulatory purposes. As of March 31, 2011, the bank's leverage capital ratio was 12.31% and total risk-based capital ratio was 22.11%. However, despite the increase in our capital base, if economic conditions continue to be difficult or worsen or fail to improve in a timely manner, or if our operations or financial condition continues to deteriorate or fails to improve, particularly in the residential and commercial real estate markets where our business is located, we may need to raise additional capital. Factors affecting whether we would need to raise additional capital include, among others, additional provisions for loan and lease losses and loan charge-offs, changing requirements of regulators and other risks discussed in this "Risk Factors" section. If we had to raise additional capital, there can be no assurance that we would be able to do so in the amounts required and in a timely manner, or at all. In addition, any additional capital raised may be significantly dilutive to our existing shareholders and may result in the issuance of securities that have rights, preferences and privileges that are senior to our Common Shares.

We are subject to a number of requirements and prohibitions under regulatory orders imposed on us and we cannot assure you whether or when such orders will be lifted.

        In May 2011, the members of the Board of Directors of the bank entered into the Bank MOU with the FDIC and the DFI, effective May 5, 2011, which replaced the Consent Order. The termination of the Consent Order was effective May 11, 2011. The Bank MOU continues a number of the same requirements previously required by the Consent Order, including the maintenance of an adequate allowance for loan and lease losses, improvement of our asset quality, limitations on credit extensions, maintenance of qualified management and the prohibition on cash dividends to the Company, among other matters. In addition, the Bank MOU requires the bank to further reduce classified assets below the level previously required by the Consent Order. The Bank MOU lowers the minimum leverage capital ratio that the bank is required to maintain from 10% in the Consent Order to 8% and does not mandate a minimum total risk-based capital ratio.

        In addition, the Company is subject to a Written Agreement (the "Agreement") with the Federal Reserve Bank of San Francisco (the "FRBSF") and DFI dated July 2, 2010, which supersedes in its entirety the Memorandum of Understanding that the Company entered into on April 1, 2009 with the FRBSF and DFI. Among other matters, the Agreement provides that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from the bank; (iii) directly or through our non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. The Agreement requires that the Board of Directors fully utilize the Company's financial and managerial resources to ensure that the bank complies with the Consent Order. We were also required to submit to the FRBSF an acceptable capital plan and cash flow projection.

        On February 9, 2011, the bank entered into a Memorandum of Understanding (the "BSA MOU") with the FDIC and DFI relating to the Bank Secrecy Act (the "BSA"). Under the BSA MOU, the bank will be required to (i) fully comply with the BSA and anti-money laundering requirements, (ii) implement a plan to ensure such compliance, including improving and maintaining an adequate system of internal controls, bolstering policies on customer due diligence, providing for comprehensive independent testing to validate compliance, and maintaining an adequate compliance staff, (iii) correct all deficiencies identified by our regulators and (iv) provide them with progress reports.

        Even though the Consent Order has been replaced by the Bank MOU, the bank remains subject to a number of requirements as described above. We cannot assure you whether or when the Company and the bank will be in full compliance with the agreements with the regulators or whether or when the Agreement, the Bank MOU and the BSA MOU will be terminated. Even if terminated, we may still be subject to other agreements with regulators that restrict our activities and may also continue to impose capital ratios requirements. The requirements and restrictions of the Agreement, the Bank MOU and the BSA MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of a new consent order; the imposition of civil monetary penalties; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; the appointment of a conservator or receiver for the bank; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, if we again fall below the capital ratio requirements; and the enforcement of such actions through injunctions or restraining orders.

We may suffer substantial losses due to our agreements to indemnify investors in the Private Placement against a broad range of potential claims.

        In our agreements with the investors in the Private Placement, we agreed to indemnify the investors for a broad range of claims, including losses resulting from the inaccuracy or breach of representations or warranties made by us in such agreements and the breach by us to perform our covenants contained in such agreements. While these indemnities are subject to various limitations, if claims were successfully brought against us, it could potentially result in significant losses for the Company.

As a result of the Private Placement, Carlyle and Anchorage became substantial holders of our Common Shares.

        Upon the completion of our recapitalization, Carlyle and Anchorage each became holders of approximately 23% of our outstanding Common Shares and each has a representative and the right to an observer on our and the bank's Board of Directors. Although Carlyle and Anchorage each entered into certain passivity agreements with the Board of Governors of the Federal Reserve System (the "FRB") in connection with their investments in us, Carlyle and Anchorage each have substantial influence over our corporate policy and business strategy. In addition, Carlyle and Anchorage each have pre-emptive rights to maintain their percentage ownership of our Common Shares in the event of certain issuances of securities by us. In pursuing their economic interests, Carlyle and Anchorage may have interests that are different from the interests of our other shareholders.

Resales of our Common Shares in the public market may cause the market price of our Common Shares to fall.

        We issued a large number of Common Shares to the Investors in the Private Placement and to Treasury in the TARP Exchange. The Lead Investors have certain registration rights with respect to the Common Shares held by them following a one-year lock-up period provided in their respective Investment Agreements. The Additional Investors have certain registration rights with respect to the Common Shares purchased by them in the Private Placement until six months following the completion of the Private Placement and those shares are registered on a registration statement of which this prospectus is a part. In addition, in connection with the TARP Exchange, we provided Treasury with certain registration rights with respect to the Common Shares issued to Treasury in exchange for our previously outstanding TARP Preferred Stock and those shares are registered on a registration statement of which this prospectus is a part, as well as the shares issuable upon exercise of the Amended TARP Warrant. The registration rights for the Lead Investors will allow them to sell their Common Shares without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act and the registration rights for the Additional Investors allow them to sell their Common Shares before their holding period under Rule 144 expires. The market value of our Common Shares could decline as a result of sales by the Investors and Treasury from time to time of a substantial amount of the Common Shares held by them.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited or restricted.

        We have generated significant NOLs as a result of our recent losses. We generally are able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an "ownership change." An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation's common stock or are otherwise treated as 5% shareholders under Section 382 and Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation's stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation's stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

        Our recapitalization did not cause an "ownership change" and we don't anticipate that this offering will cause an "ownership change" within the meaning of Section 382. In order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change, on

November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares. To further protect our tax benefits, on May 2, 2011, we filed the Protective Charter Amendment to restrict transfers of our Common Shares if the effect of the transfer would be to cause the transferee to become a Threshold Holder (which is an owner, for relevant tax purposes, of 4.99% or more of our Common Shares) or cause the beneficial ownership of our Common Shares by any Threshold Holder to increase. However, we cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, we could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

        The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors determines the Protective Charter Amendment is no longer necessary for the preservation of our tax benefits and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

Because of our participation in the Troubled Asset Relief Program ("TARP") and under the terms of our exchange agreement with Treasury, we are subject to restrictions on compensation paid to our executives, which may make it difficult to attract and retain key members of management.

        Pursuant to the terms of the TARP Capital Purchase Program, we adopted certain standards for executive compensation and corporate governance for the period during which Treasury owns any debt or equity securities acquired pursuant to TARP. These standards generally apply to our five most highly compensated senior executive officers, including our President and Chief Executive Officer and Chief Financial Officer, and/or certain of these restrictions also apply up to the next 20 most highly compensated senior executives. The standards include, among other things:

  •
  ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

  •
  a required clawback of any bonus or incentive compensation paid to a senior executive officer and the next twenty most highly compensated employees based on materially inaccurate financial statements or any other materially inaccurate financial performance metric criteria;

  •
  a prohibition on making golden parachute payments to senior executive officers and the next five most highly compensated employees;

  •
  an agreement not to deduct for tax purposes annual compensation in excess of $500,000 for each senior executive officer; and

  •
  limitations on bonuses and incentive compensation.

        We depend on the services of existing management to carry out our business strategy and our recovery plan which we began implementing in March 2010 to improve our financial health and capital ratios. In addition, our success depends in large part on our ability to attract and retain other key employees. See "—We may not be able to attract and retain skilled people" below. The loss of the services of any management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our results of operations, financial condition and prospects. In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods and make it more difficult to attract suitable candidates to serve as executive officers.

        We are also obligated to comply with any subsequent amendments to these restrictions for so long as we remain subject to such restrictions.

Our Hawaii and, to a lesser extent, California commercial real estate and construction loan operations have a considerable effect on our results of operations.

        The performance of our Hawaii and California commercial real estate and construction loans depends on a number of factors, including improvement of the real estate market in which we operate. As we have seen in the Hawaii and California construction and commercial real estate markets since the latter part of 2007, the strength of the real estate market and the results of our operations could continue to be negatively affected by the economic downturn. While we are no longer originating new loans out of our Mainland operations, we still have a sizable California loan portfolio and the performance of that portfolio continues to be subject to market conditions in California.

        Declines in the market for commercial property are causing commercial borrowers to suffer losses on their projects and they may be unable to repay their loans. Defaults of these loans or further deterioration in the credit worthiness of any of these borrowers would further negatively affect our financial condition, results of operations and prospects. Declines in housing prices and the supply of existing houses for sale are causing residential developers who are our borrowers to also suffer losses on their projects and encounter difficulty in repaying their loans. Although during the first quarter of 2011, our provision for loan and lease losses amounted to a credit of $1.6 million, from the third quarter of 2007 through 2010, we significantly increased our provision for loan and lease losses as a result of these challenging conditions. During the year ended December 31, 2010, our provision for loan and lease losses amounted to $159.5 million, compared to $348.8 million in 2009 and $171.7 million in 2008. As of March 31, 2011, our percentage of nonperforming assets to total loans and leases, loans held for sale and other real estate was 13.08%, compared to 13.18% as of December 31, 2010, 15.85% as of December 31, 2009 and 3.52% as of December 31, 2008. We cannot assure you that we will have an adequate provision for loan and lease losses to cover future losses. If we suffer greater losses than we are projecting, our recovery plan and the ability to improve our position will be materially adversely affected.

Difficult economic and market conditions have adversely affected our industry and continued economic slowdown in Hawaii or a worsening of current market conditions in general would result in additional adverse effects on us.

        The U.S. economy entered into one of the longest economic recessions to have occurred since the Great Depression of the 1930's in December 2007. Although general economic trends and market conditions have since stabilized to some degree, a continued economic slowdown in Hawaii or a worsening of current market conditions in general would likely result in additional adverse effects on us, including: (i) loan delinquencies may increase; (ii) problem assets and foreclosures may increase leading to more loan charge-offs; (iii) demand for our products and services may decline; (iv) low cost or non-interest bearing deposits may decrease; and (v) collateral for loans made by us, especially involving real estate, may continue to decline in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with our existing loans.

        Furthermore, unlike larger national or other regional banks that are more geographically diversified, our business and operations are closely tied to the Hawaii market. The Hawaii economy relies on tourism, real estate, government and other service-based industries. Declines in tourism, increases in energy costs, the availability of affordable air transportation, adverse weather and natural disasters, like the recent earthquake and tsunami in Japan, and local budget issues impact consumer and corporate spending. As a result, such events may contribute to the deterioration in Hawaii's general economic condition, which could adversely impact us and our borrowers.

        The high concentration of commercial real estate and construction loans in our portfolio, combined with the deterioration in these sectors caused by the economic downturn, had and may continue to have a significantly more adverse impact on our operating results than many other banks across the nation. Although we have taken a number of steps to reduce our credit risk exposure over the past several quarters, we still had $284.9 million in nonperforming assets at March 31, 2011. If our borrowers continue to experience financial difficulty, or if property values securing our real estate loans decline further, we will continue to incur elevated credit costs due to the composition of our loan portfolio even if market conditions stabilize or improve.

Our allowance for loan and lease losses may not be sufficient to cover actual loan losses, which could adversely affect our results of operations. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date.

        As a lender, we are exposed to the risk that our loan customers may not repay their loans according to their terms and that the collateral or guarantees securing these loans may be insufficient to assure repayment. Although during the three months ended March 31, 2011, our provision for loan and lease losses amounted a credit of $1.6 million, prior to that, during the year ended December 31, 2010, our provision for loan and lease losses amounted to $159.5 million, compared to $348.8 million in 2009 and $171.7 million in 2008. Our current allowance for loan and lease losses may not be sufficient to cover future loan losses. We may experience significant loan losses that could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, which are regularly reevaluated and are based in part on:

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  current economic conditions and their estimated effects on specific borrowers;

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  an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance for loan and lease losses;

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  results of examinations of our loan portfolios by regulatory agencies; and

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  management's internal review of the loan portfolio.

        In determining the size of the allowance for loan and lease losses, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions, as well as the requirements of the Bank MOU and other regulatory input. If our assumptions prove to be incorrect, our current allowance for loan and lease losses may not be sufficient. Because of the uncertainty in the economy, volatility in the credit and real estate markets, including specifically, the deterioration in the Hawaii and California real estate markets and our high concentration of commercial real estate and construction loans, we made significant adjustments to our allowance for loan and lease losses in 2008, 2009 and 2010 and may need to make additional adjustments in the future.

Our ability to maintain adequate sources of funding and liquidity and required capital levels may be negatively impacted by the current economic environment which may, among other things, impact our ability to satisfy our obligations.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of investments or loans, and other sources would have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include concerns regarding the continued deterioration in our financial condition, increased regulatory actions against us and a decrease in the level of our business activity as a result of a downturn in the markets in which our loans or deposits are concentrated. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial industry in light of the recent turmoil faced by banking organizations and the credit markets.

        The management of liquidity risk is critical to the management of our business and our ability to service our customer base. In managing our balance sheet, our primary source of funding is customer deposits. Our ability to continue to attract these deposits and other funding sources is subject to variability based upon a number of factors including volume and volatility in the securities' markets, our financial condition, our credit rating and the relative interest rates that we are prepared to pay for these liabilities. The availability and level of deposits and other funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, which perception can change quickly in response to market conditions or circumstances unique to a particular company. Concerns about our past and future financial condition or concerns about our credit exposure to other persons could adversely impact our sources of liquidity, financial position, including regulatory capital ratios, results of operations and our business prospects.

        If the level of deposits were to materially decrease, we would have to raise additional funds by increasing the interest that we pay on certificates of deposits or other depository accounts, seek other debt or equity financing or draw upon our available lines of credit. We rely on commercial and retail deposits, and to a lesser extent, advances from the FHLB and the Federal Reserve discount window, to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change.

        Our line of credit with the FHLB serves as our primary outside source of liquidity. Our maximum borrowing term is limited to two years. The Federal Reserve discount window also serves as an additional outside source of liquidity. Borrowings under this arrangement are through the Federal Reserve's secondary facility and are subject to providing additional information regarding the financial condition of the bank and reasons for the borrowing. The duration of borrowings from the Federal Reserve discount window are generally for a very short period, usually overnight. In the event that these outside sources of liquidity become unavailable to us, we will need to seek additional sources of liquidity, including selling assets. We cannot assure you that we will be able to sell assets at a level to allow us to repay borrowings or meet our liquidity needs.

        In February 2009, our collateral arrangement with the FHLB converted from a blanket pledge arrangement to a physical possession arrangement whereby we are required to deliver certain original loan documents to the FHLB for the collateral securing our advances. In December 2010, the FHLB expanded the physical possession arrangement to require copies of all loan documents for the collateral securing advances. As a result, should the FHLB elect to call any of our outstanding borrowings, they would maintain possession of the collateral we pledged and could assume legal ownership of the assets in the event we are unable to meet our obligations.

        We constantly monitor our activities with respect to liquidity and evaluate closely our utilization of our cash assets; however, there can be no assurance that our liquidity or the cost of funds to us may not be materially and adversely impacted as a result of economic, market, or operational considerations that we may not be able to control.

In addition to the Bank MOU, the Agreement and the BSA MOU, governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

        In addition to the requirements of the Bank MOU, the Agreement and the BSA MOU, we are subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change.

        There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. We are subject to the rules and regulations of the FRBSF, FDIC and DFI and may be subject to the rules and regulations promulgated by the Consumer Protection Bureau which was recently created pursuant to the Dodd-Frank Act. If we fail to comply with federal and state bank regulations, the regulators may limit our activities or growth, impose fines on us or ultimately cease our operations. Banking laws and regulations change from time to time. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

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  the capital that must be maintained;

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  the kinds of activities that can be engaged in;

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  the kinds and amounts of investments that can be made;

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  the locations of offices;

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  insurance of deposits and the premiums that we must pay for this insurance; and

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  how much cash we must set aside as reserves for deposits.

        In particular, President Obama signed the Dodd-Frank Act into law on July 21, 2010. The Dodd-Frank Act provides for a comprehensive overhaul of the financial services industry within the United States. While the full effects of the legislation on us cannot yet be determined, it could result in higher compliance and other costs, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect our business.

        In addition, bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Possible enforcement actions against us could include a federal conservatorship or receivership for the bank, the issuance of additional orders that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to enter into a strategic transaction, whether by merger or otherwise, with a third party, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders.

We may not be able to attract and retain skilled people.

        Our success depends in large part on our ability to attract and retain key people. There are a limited number of qualified persons in Hawaii with the knowledge and experience required to successfully implement our recovery plan. The more senior the executive, the more difficult it is to locate suitable candidates in the local market. Accordingly, in many circumstances, it is necessary for us to recruit potential candidates from the mainland. At this time, new senior executives are required to be approved by our regulators. Suitable candidates for positions may decline to consider employment with the Company given its financial condition and the current regulatory environment, particularly since in some circumstances, this would require that the employee relocate from the mainland to

Hawaii, where other employment opportunities in the banking industry may be limited. In addition, it may be difficult for us to offer compensation packages that would be sufficient to convince candidates that are acceptable to our regulators and meet our requirements to agree to become our employee and/or relocate. Our financial condition and the existing uncertainties may result in existing employees seeking positions at other companies where these issues are not present. The unexpected loss of services of other key personnel could have a material adverse impact on our business because of a loss of their skills, knowledge of our market and years of industry experience. If we are not able to promptly recruit qualified personnel, which we require to conduct our operations, our business and our ability to successfully implement our recovery plan could be adversely affected.

The recent turnover in key positions in our finance and credit departments could increase the risk that our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accurately accumulated by management, and recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met and depend on the sufficiency of the personnel involved in those functions. There has been recent turnover in key positions in our finance and credit departments as part of the implementation of our recovery plan. We have also experienced significant turnover on our executive management team within the past year, including the appointments of a new Executive Chairman of the Board of Directors in June 2010 (who is now the President and Chief Executive Officer), new Chief Financial Officer in August 2010, new Chief Administrative Officer in November 2010, new Chief Credit Officer in February 2011 and a new Chief Information Officer in June 2011. The recent changes to our executive management team, combined with the turnover within our finance and credit departments, could increase the risk that our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

A large percentage of our real estate loans are construction loans which involve the additional risk that a project may not be completed, increasing the risk of loss.

        Approximately 16% of our real estate loan portfolio as of March 31, 2011 was comprised of construction loans. Seventy percent of these construction loans were in Hawaii while 30% were located on the mainland. Many of our construction loans are reliant upon sponsors and/or guarantors for additional support. Repayment of construction loans is dependent upon the successful completion of the construction project, on time and within budget, and the successful sale of a completed project or the conversion of the construction loan into a term loan. If a borrower is unable to complete a construction project or if the marketability or value of the completed development is impaired, proceeds from the sale of the subject property may be insufficient to repay the loan.

        In recent periods, our construction loan portfolio has been significantly impacted by an increase in loan delinquencies and defaults, as well as declining collateral values resulting from the downturn in the commercial real estate markets in Hawaii and California and the significant negative impact this had on our borrowers, guarantors, and many of the projects securing our construction loans. Even if economic conditions stabilize or improve, our construction loan portfolio may continue to experience material credit losses due to our high concentration of loans with exposure to this sector, combined with the continuing uncertainty surrounding many of the projects securing our existing construction loans and the diminished capacity of many of our construction borrowers and guarantors.

A large percentage of our loans are collateralized by real estate and continued deterioration in the real estate market may result in additional losses and adversely affect our financial results.

        Our results of operations have been, and in future periods, will continue to be significantly impacted by the economy in Hawaii, and to a lesser extent, other markets we are exposed to including California. Approximately 85% of our loan portfolio as of March 31, 2011 was comprised of loans primarily collateralized by real estate, with the majority of these loans concentrated in Hawaii.

        Deterioration of the economic environment in Hawaii, California or other markets we are exposed to, including a continued decline or worsening declines in the real estate market and single-family home resales or a material external shock, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. Over the past three years, material declines in the value of the real estate assets securing many of our commercial real estate loans has led to significant credit losses in this portfolio. As a result of our particularly high concentration of commercial real estate and construction loans, the risk within our portfolio is higher than many financial institutions and, as a result, our portfolio had been and remains particularly susceptible to significant credit losses during economic downturns and adverse changes in the real estate market. Because of our high concentration of loans secured by real estate (the majority of which were originated several years ago), it is possible that we will continue to experience elevated levels of credit losses and higher Provisions even if the overall real estate market stabilizes or improves due to the continuing uncertainty surrounding many of the specific real estate assets securing our loans and the weakened financial condition of many of our commercial real estate borrowers and guarantors.

The Federal Home Loan Bank of Seattle has entered into a consent order with the Federal Housing Finance Agency. If our investment in the Federal Home Loan Bank of Seattle is classified as other-than-temporarily impaired or as permanently impaired, our earnings and stockholder's equity could decrease.

        We own stock in the Federal Home Loan Bank of Seattle ("FHLB"). We hold this stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB's advance program. The aggregate cost and fair value of our FHLB stock was $48.8 million as of March 31, 2011.

        On October 25, 2010, the FHLB entered into a consent order with the Federal Housing Finance Agency (the "FHFA"), which requires the FHLB to take certain specified actions related to its business and operations. Following the filing of the FHLB's second quarter 2011 quarterly report on Form 10-Q with the SEC, and once the FHLB reaches and maintains certain thresholds, it may begin repurchasing member capital stock at par. Further, the FHLB may again be in position to redeem certain capital stock from members and begin paying dividends once the FHLB:

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  achieves and maintains certain other financial and operational metrics;

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  remediates certain concerns regarding its oversight and management, asset improvement program, capital adequacy and retained earnings, risk management, compensation practices, examination findings, and information technology; and

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  returns to a "safe and sound" condition as determined by the FHFA.

        Any stock repurchases, redemptions and dividend payments will be subject to FHFA approval. There continues to be a risk that the FHLB may not be permitted to redeem capital stock from members and begin paying dividends in the future, and that our investment in FHLB stock could be impaired at some time in the future. If this occurs, our earnings and stockholders' equity would be negatively impacted.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

        The majority of our assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and profitability depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. If market interest rates should move contrary to our position, this "gap" will work against us and our earnings may be negatively affected. In light of our current volume and mix of interest-earning assets and interest-bearing liabilities, our net interest margin could be expected to increase during periods of rising interest rates and, conversely, to decline during periods of falling interest rates. We are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

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  inflation;

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  recession;

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  changes in unemployment;

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  the money supply;

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  international disorder and instability in domestic and foreign financial markets; and

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  governmental actions.

        Our asset/liability management strategy may not be able to control our risk from changes in market interest rates and it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. From time to time, we may reposition our assets and liabilities to reduce our net interest income volatility.

We operate in a highly competitive industry and market area.

        We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries.

        The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

        Our ability to compete successfully depends on a number of factors, including, among other things:

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  the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

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  the ability to expand our market position;

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  the scope, relevance and pricing of products and services offered to meet customer needs and demands;

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  the rate at which we introduce new products and services relative to our competitors;

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  customer satisfaction with our level of service; and

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  industry and general economic trends.

        Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

        The soundness of our financial condition may also affect our competitiveness. Customers may decide not to do business with the bank due to its financial condition. In addition, our ability to compete is impacted by the limitations on our activities imposed under the Bank MOU and the Agreement. We have and continue to face additional regulatory restrictions that our competitors may not be subject to, including reducing our commercial real estate loan portfolio and improving the overall risk profile of the Company, which could adversely impact our ability to compete and attract and retain customers.

The soundness of other financial institutions could adversely affect us.

        Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Our deposit customers may pursue alternatives to deposits at our bank or seek higher yielding deposits causing us to incur increased funding costs.

        We are facing increasing deposit-pricing pressures. Checking and savings account balances and other forms of deposits can decrease when our deposit customers perceive alternative investments, such as the stock market or other non-depository investments as providing superior expected returns or seek to spread their deposits over several banks to maximize FDIC insurance coverage. Furthermore, technology and other changes have made it more convenient for the bank's customers to transfer funds into alternative investments including products offered by other financial institutions or non-bank service providers. Additional increases in short-term interest rates could increase transfers of deposits to higher yielding deposits. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When the bank's customers move money out of bank deposits in favor of alternative investments or into higher yielding deposits, or spread their accounts over several banks, we can lose a relatively inexpensive source of funds, thus increasing our funding costs. The bank's financial condition compared to other top Hawaii financial institutions may affect our customers' decisions to keep their deposit accounts with us.

The fiscal, monetary and regulatory policies of the federal government and its agencies could have a material adverse effect on our results of operations.

        The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. It also can materially decrease the value of financial assets we hold, such as debt securities. Its policies also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operation.

Increases in deposit insurance premiums and special FDIC assessments may decrease our future earnings.

        In May 2009, the FDIC announced that it had voted to levy a special assessment on insured institutions in order to facilitate the rebuilding of the Deposit Insurance Fund. The assessment, which was payable on September 30, 2009, was in addition to an increase in premiums and a change in the way regular premiums are assessed, which the FDIC previously approved. The cost of the special assessment was equal to five basis points of the bank's total assets minus Tier 1 capital as of June 30, 2009 and resulted in a charge of approximately $2.5 million. On November 17, 2009, the FDIC issued new assessment regulations that require FDIC-insured institutions to prepay on December 30, 2009 their estimated quarterly risk-based assessments for the fourth quarter 2009 and for all of 2010, 2011 and 2012; however certain financial institutions, including the bank, were exempted from the new prepayment regulations and will continue to pay their risk-based assessments on a quarterly basis. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011; however, in October 2010, the FDIC adopted a new DIF restoration plan pursuant to which the FDIC will forego the uniform three-basis point increase in initial assessment rates scheduled to take place on January 1, 2011 and maintain the current schedule of assessment rates for all depository institutions.

        The recent assessment increases and special assessment discussed above, along with any future assessment increases and/or special assessments applicable to the bank, may increase our expenses and adversely impact our earnings.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

        All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could commence offering interest on demand deposits to compete for clients. We do not yet know what interest rates other institutions may offer. Our interest expense will increase and our net interest margin will decrease if we have to offer higher rates of interest then we currently offer on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by unfavorable actions from rating agencies.

        Ratings assigned by ratings agencies to us, our affiliates or our securities may impact the decision of certain customers, in particular, institutions, to do business with us. A rating downgrade or a negative rating could adversely affect our deposits and our business relationships. On February 23, 2011, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank from CC to B- and removed the Company and the bank from Rating Watch Evolving. On May 20, 2011, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank to B+ from

B- and assigned a Positive Rating Outlook. However, our ratings may not improve further and may be downgraded in the future if there are adverse developments concerning our business.

We rely on dividends from our subsidiaries for most of our revenue.

        Because we are a holding company with no significant operations other than our bank, we depend upon dividends from our bank for a substantial portion of our revenues.

        In addition to obtaining approval from the FDIC and DFI, Hawaii law only permits the bank to pay dividends out of retained earnings. Given that the bank had an accumulated deficit of $478.1 million at March 31, 2011, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank will be permitted to pay dividends for the foreseeable future.

        In addition, even if the bank was able to pay us dividends, we do not anticipate paying cash dividends on our Common Shares in the foreseeable future.

Our information systems may experience an interruption or breach in security.

        We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change.

        The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

        In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We are subject to various legal claims and litigation.

        From time to time, customers, employees and others that we do business with make claims and take legal action against us for various business occurrences, including the performance of our fiduciary responsibilities. Regardless of whether these claims and legal actions are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for our products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. Even if these claims and legal actions do not result in a financial liability or reputational damage, defending these claims and actions have resulted in, and will continue to result in, increased legal and professional services costs, which adds to our noninterest expense and negatively impacts our operating results.

Risk Factors Related to Our Common Stock

The market price of our Common Shares has declined significantly and is volatile.

        The trading price of our Common Shares has declined significantly since February 2007 when our stock price traded above $800.00 per share (after giving effect to the Reverse Stock Split). On February 22, 2011, the first trading day after the closing of the Private Placement and the TARP Exchange, the closing price of our Common Shares was $30.00 per share. On June 15, 2011, the closing price of our Common Shares was $12.42 per share. The per share purchase price in the Private Placement and the Rights Offering was $10. The trading price of our Common Shares may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our Common Shares. Among the factors that could affect our stock price are:

  •
  failure to comply with all of the requirements of the Bank MOU, the Agreement and the BSA MOU, and the possibility of resulting action by the regulators;

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  further deterioration of asset quality;

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  the incurrence of continuing losses;

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  actual or anticipated quarterly fluctuations in our operating results and financial condition;

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  changes in revenue or earnings/losses estimates or publication of research reports and recommendations by financial analysts;

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  failure to meet analysts' revenue or earnings/losses estimates;

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  speculation in the press or investment community;

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  strategic actions by us or our competitors, such as acquisitions or restructurings;

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  additions or departures of key personnel;

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  fluctuations in the stock price and operating results of our competitors;

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  future sales of our Common Shares, including sales of our Common Shares in short sale transactions;

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  general market conditions and, in particular, developments related to market conditions for the financial services industry;

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  proposed or adopted regulatory changes or developments;

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  anticipated or pending investigations, proceedings or litigation that involve or affect us; or

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  domestic and international economic factors unrelated to our performance.

        The stock market and, in particular, the market for financial institution stocks, have experienced significant volatility over the past few years. In addition, the trading volume in our Common Shares may fluctuate more than usual and cause significant price variations to occur. In addition, sales of shares by Investors and Treasury may cause our share price to decrease. Accordingly, the Common Shares that you purchase may trade at a price lower than that at which they were purchased. Volatility in the market price of our Common Shares may prevent individual shareholders from being able to sell their shares when they want or at prices they find attractive.

        A significant decline in our stock price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation.

The transferability of our Common Shares is limited as a result of the Tax Benefits Preservation Plan and the Protective Charter Amendment.

        As described under "—Risk Factors Related to our Business—Our ability to use net operating loss carryovers to reduce future tax payments may be limited or restricted", we have generated significant NOLs as a result of our recent losses. In order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares. To further protect our NOLs, we filed the Protective Charter Amendment on May 2, 2011 to restrict transfers of our stock if the effect of an attempted transfer would cause the transferee to become a Threshold Holder or cause the beneficial ownership of a Threshold Holder to increase. The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors determines the Protective Charter Amendment is no longer necessary for the preservation of our tax benefits and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

        The Tax Benefits Preservation Plan and the Protective Charter Amendment have the effect of limiting transferability of our Common Shares because they may make it more difficult and more expensive to acquire our Common Shares under the circumstances described above and, in the case of the Protective Charter Amendment, prohibit certain acquisitions of our Common Shares as described above. A shareholder's ability to dispose of our Common Shares is therefore limited by reducing the class of potential acquirers for such Common Shares.

Our Common Shares are equity and therefore are subordinate to our subsidiaries' indebtedness and preferred stock.

        Our Common Shares are equity interests and do not constitute indebtedness. As such, Common Shares will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against us, including in the event of our liquidation. We may, and the bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. As of March 31, 2011, we had $105.0 million in face amount of trust preferred securities outstanding and accrued and unpaid dividends thereon of $5.9 million. Additionally, holders of Common Shares are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time. The Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our stockholders. If we issue preferred shares in the future that have a preference over our Common Shares with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the

Common Shares, then the rights of holders of our Common Shares or the market price of our Common Shares could be adversely affected.

There is a limited trading market for our Common Shares and as a result, you may not be able to resell your shares at or above the price you pay for them.

        Although our Common Shares are listed for trading on the NYSE, the volume of trading in our Common Shares is lower than many other companies listed on the NYSE. A public trading market with depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our Common Shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

Our Common Shares are not insured and you could lose the value of your entire investment.

        An investment in our Common Shares is not a deposit and is not insured against loss by the government.

Treasury, the selling shareholder, is a federal agency and your ability to bring a claim against Treasury under the federal securities laws may be limited.

        The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act (the "FTCA"), provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. At least one federal court, in a case involving a federal agency, has held that the United States may assert its sovereign immunity to claims brought under the federal securities laws. In addition, Treasury and its officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. The underwriters are not claiming to be agents of Treasury in this offering. Accordingly, any attempt to assert such a claim against the officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with an offering of Common Shares by Treasury would likely be barred.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in our future filings with the SEC, in press releases and in oral and written statements made by or with the approval of us that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Central Pacific Financial Corp., its management or the Board of Directors, including those relating to regulatory actions, business plans, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include but are not limited to:

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  the effect of and our failure to comply with all of the requirements of the Bank MOU, the Agreement, the BSA MOU and any further regulatory actions;

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  our ability to execute on our recovery plan;

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  oversupply of inventory and adverse conditions in the Hawaii and California real estate markets and further weakness in the construction industry;

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  adverse changes in the financial performance and/or condition of our borrowers and, as a result, increased loan delinquency rates, further deterioration in asset quality and further losses in our loan portfolio;

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  the impact of local, national, and international economies and events (including natural disasters such as wildfires, tsunamis and earthquakes, such as the recent tsunami in Japan and related fallouts) on the Company's business and operations and on tourism, the military, and other major industries operating within the Hawaii market and any other markets in which the Company does business;

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  deterioration or malaise in economic conditions, including the continued destabilizing factors in the financial industry and continued deterioration of the real estate market, as well as the impact of declining levels of consumer and business confidence in the state of the economy in general and in financial institutions in particular;

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  the impact of regulatory action on the Company and the bank and legislation affecting the banking industry;

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  changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

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  the impact of the Dodd-Frank Act, other regulatory reform, including but not limited to government-sponsored enterprise reform, and any related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions;

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  the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;

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  the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the FRB;

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  inflation, interest rate, securities market and monetary fluctuations;

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  movements in interest rates;

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  negative trends in our market capitalization and adverse changes in the price of our Common Shares;

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  political instability;

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  acts of war or terrorism;

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  changes in consumer spending, borrowings and savings habits;

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  technological changes;

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  changes in the competitive environment among financial holding companies and other financial service providers;

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  the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

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  ability to retain and attract skilled employees;

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  changes in our organization, compensation and benefit plans; and

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  our success at managing the risks involved in the foregoing items.

        Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

 PLAN OF DISTRIBUTION (CONFLICT OF INTEREST)

        Treasury is offering the Underwritten Treasury Shares through Sandler O'Neill & Partners, L.P., as the representative of the several underwriters. The terms and conditions set forth in the underwriting agreement, dated June             , 2011, govern the sale and purchase of the Underwritten Treasury Shares. Each underwriter named below has severally agreed to purchase from Treasury, and Treasury has agreed to sell to such underwriter, the number of Common Shares set forth opposite the name of each underwriter below at the public offering price less the underwriting discounts set forth on the cover page of this prospectus.

Underwriter	Number of Common Shares
Sandler O'Neill & Partners, L.P.
C.L. King & Associates, Inc.
Guzman & Company
SL Hare Capital, Inc.

Total	2,850,000

        The underwriters are committed to purchase and pay for all such Common Shares, if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

        The underwriters propose to offer the Common Shares directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $            per share. The underwriters may allow, and these dealers may reallow, a concession not in excess of $            per share on sales to other dealers. After the public offering of the Underwritten Treasury Shares, the underwriters may change the offering price and other selling terms of the Underwritten Treasury Shares.

        The following table shows the per share and total underwriting discount that the underwriters will receive and the proceeds Treasury will receive before expenses.

Common Stock	Per Share	Total
Price to public	$	$
Underwriting discount
Proceeds to selling shareholder, before expenses

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses will be approximately $446,909 and are payable by us. No reimbursement will be made to the underwriters for their actual out-of-pocket expenses.

        The Underwritten Treasury Shares are being offered by the underwriters, subject to prior sale, when, as and if sold to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement.

        Lock up Agreements.    We, each of our executive officers and directors, and Anchorage have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any class or series of our Common Shares, any of our securities that are substantially similar to any of our Common Shares or any of our securities convertible into, exchangeable or exercisable for, or that represent the right to receive any of our Common Shares or any of our securities that are substantially similar to any class or series of our Common Shares, without, in each case, the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our officers and directors and Anchorage, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our Common Shares, whether such transaction would be settled by delivery of our Common Shares or other securities, in cash or otherwise. The 90 day restricted period will be automatically extended if (1) during the last 17 days of the 90 day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90 day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16 day period beginning on the last day of the 90 day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Treasury has also agreed, for the period beginning on and including the date of this prospectus through and including the date that is 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, either the 2,770,117 Common Shares, the Amended TARP Warrant or the 79,288 Common Shares issuable upon exercise of the Amended TARP Warrant that Treasury will continue to hold following this offering, without the prior written consent of Sandler O'Neill & Partners, L.P. The 90 day restricted period will be automatically extended under the same circumstances as described in the preceding paragraph.

        The restrictions described in the preceding paragraphs will not apply to (1) the issuance by us of Common Shares, and options to purchase Common Shares, pursuant to stock plans, as those plans are in effect on the date of this prospectus; (2) the issuance by us of our Common Shares upon the exercise of stock options or other securities convertible into or exchangeable for Common Shares that are outstanding as of the date of this prospectus, and the issuance by us of Common Shares upon the exercise of stock options or other securities convertible into or exchangeable for common stock issued after the date of this prospectus under stock plans referred to in clause (1) of this sentence; (3) a bona fide gift or gifts by any of our officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; (4) a transfer by any of our officers or directors to any trust for the direct or indirect benefit of that officer or director or his or her immediate family, provided that the trustee of the trust agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value; (5) sales by Treasury of any of our Common Shares or warrants back to us; (6) transfers by Anchorage to any affiliates, with the prior written consent of the representative (such consent shall not be unreasonably withheld), provided that such affiliated transferees agree in writing to be bound by the restrictions in the lock-up agreement; (7) transfers by Anchorage to any person pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction that would, without the participation of Anchorage, result in a change of control; (8) transfers by Anchorage, in the event of any waiver or termination by the underwriters of the restrictions described in the preceding paragraphs with respect to the Common Shares of any other shareholder (other than a Company director or officer), to the same extent of such waiver or termination, on a pro rata basis based on the number of Common Shares subject to all such restrictions; or (9) transfers by Treasury, in the event of any waiver or termination by the Underwriters or the Company of the restrictions described in the preceding paragraphs with respect to the Common Shares of any other shareholder (other than any director or officer), to the same extent (in terms of percentage of shares held by such shareholder) of such waiver or termination with each shareholder.

For purposes of this paragraph, "immediate family" shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

        The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

        In addition, in accordance with the requirements of the Financial Industry Regulatory Authority ("FINRA") Rule 5110(g), affiliates of Carlyle have agreed that the unregistered Common Shares acquired by affiliates of Carlyle during 180 days prior to the required filing date with FINRA will not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Common Shares by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the public offering, except as provided in paragraph (g)(2) of FINRA Rule 5110(g).

        Our Common Shares are listed on the NYSE under the trading symbol "CPF."

        Indemnity.    We have agreed to indemnify Treasury and the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, over allotment transactions and syndicate covering transactions.

        Stabilizing transactions permit bids to purchase Common Shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of Common Shares while this offering is in progress.

        Over allotment transactions involve sales by the underwriters of Common Shares in excess of the number of Common Shares the underwriters are obligated to purchase. If the underwriters engage in over allotment transactions in this offering, it will create a syndicate short position which will be a naked short position. In a naked short position, the number of shares involved is greater than the number of shares the underwriters are obligated to purchase. The underwriters may close out any short position by purchasing shares in the open market.

        Syndicate covering transactions involve purchases of Common Shares in the open market after the distribution has been completed in order to cover syndicate short positions. If the underwriters sell more shares than they are obligated to purchase and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

        These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result, the price of our Common Shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our Common Shares. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Conflict of Interest.    Affiliates of Carlyle own our Common Shares, and they also own an interest in Sandler O'Neill & Partners, L.P. As a result, Sandler O'Neill & Partners, L.P. is deemed to have a "conflict of interest" within the meaning of Financial Industry Regulatory Authority Rule 5121, with respect to this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121, and Sandler O'Neill & Partners, L.P. will not confirm any sales to accounts over which it exercises discretionary authority without first receiving specific written approval for the transaction from those accounts.

        From time to time, the underwriters and their affiliates have provided, and may continue to provide, investment banking and other financial advisory services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services. Sandler O'Neill & Partners, L.P acted as our financial advisor for our recapitalization, including the TARP Exchange.

        Other.    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

USE OF PROCEEDS

        We will receive no proceeds from Common Shares sold by Treasury.

SELLING SHAREHOLDER

        The table below sets forth information concerning the resale of the Underwritten Treasury Shares by Treasury. We will not receive any proceeds from the resale of the Underwritten Treasury Shares by Treasury. Our operations are regulated by various U.S. governmental authorities, including in certain respects by Treasury. Pursuant to the Exchange Agreement, dated February 17, 2011, between the Company and Treasury, Treasury has the right to an observer on the Board of Directors of the Company for so long as it owns at least 5% of the issued and outstanding Common Shares. Other than through its role as a regulator, the observer on the Board of Directors and the acquisition of the Treasury Shares and the Amended TARP Warrant, Treasury has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

        Treasury acquired the Treasury Shares as part of the Troubled Asset Relief Program, which was established pursuant to the Emergency Economic Stabilization Act of 2008 ("EESA"). EESA was enacted into law on October 3, 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.

        The following description was provided by Treasury and is derived from the website of Treasury. Treasury is the executive agency of the United States government responsible for promoting economic prosperity and ensuring the financial security of the United States. Treasury is responsible for a wide range of activities, such as advising the President of the United States on economic and financial issues, encouraging sustainable economic growth and fostering improved governance in financial institutions. Treasury operates and maintains systems that are critical to the nation's financial infrastructure, such as the production of coin and currency, the disbursement of payments to the American public, revenue collection and the borrowing of funds necessary to run the federal government. Treasury works with other federal agencies, foreign governments, and international financial institutions to encourage global economic growth, raise standards of living and, to the extent possible, predict and prevent economic and financial crises. Treasury also performs a critical and far-reaching role in enhancing national security by implementing economic sanctions against foreign threats to the United States, identifying and targeting the financial support networks of national security threats and improving the safeguards of our financial systems. In addition, under the EESA, Treasury was given certain authority and facilities to restore the liquidity and stability of the financial system.

        The doctrine of sovereign immunity, as limited by the FTCA, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against Treasury alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part, or any other act or omission in connection with the offering to which this prospectus relates, likely would be barred. In addition, Treasury has advised us that Treasury and its members, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. The underwriters are not claiming to be agents of Treasury in this offering. Accordingly, any attempt to assert such a claim against the members, officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus, any applicable prospectus supplement or the registration statement of which this prospectus and any applicable prospectus supplement are a part or resulting from any other act or omission in connection with the offering to which this prospectus relates likely would be barred.

        The table below sets forth information with respect to the number of Common Shares beneficially owned by Treasury as of June 16, 2011, the number of Common Shares being offered by Treasury in this offering, and the number of Common Shares to be beneficially owned by the Treasury assuming all the Common Shares offered by Treasury in this offering are sold. The percentages below are calculated based on 41,738,820 Common Shares issued and outstanding as of May 31, 2011.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned(1)		Percent	Common Shares Being Offered		Number of Common Shares Beneficially Owned(1)		Percent
United States Department of the Treasury 1500 Pennsylvania Avenue Washington, D.C. 2022	5,699,405	(2)	13.65%	2,850,000	(3)	0	(3)	*

*
Less than 1 percent

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any Common Shares over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days of June 16, 2011.

(2)
Includes 79,288 shares issuable upon exercise of the Amended TARP Warrant.

(3)
2,850,000 Common Shares are being offered by this prospectus. 2,770,117 Common Shares and 79,288 shares issuable upon exercise of the Amended TARP Warrant are being offered by a separate prospectus.

MARKET FOR COMMON SHARES AND DIVIDEND POLICY

Price Range of Common Shares

        Our Common Shares are traded on the NYSE under the symbol "CPF."

        The following table sets forth the quarterly high and low sales prices of our Common Shares on the NYSE for the periods indicated after adjustment of all amounts to retroactively reflect the Reverse Stock Split:

	High	Low	Cash Dividends Per Common Share
Year Ended December 31, 2009
First Quarter	$204.40	$70.00	—
Second Quarter	199.40	73.60	—
Third Quarter	78.20	35.00	—
Fourth Quarter	54.00	15.80	—
Year Ended December 31, 2010
First Quarter	45.40	20.80	—
Second Quarter	77.60	30.00	—
Third Quarter	36.40	26.00	—
Fourth Quarter	31.80	23.20	—
Year Ending December 31, 2011
First Quarter	53.00	18.61	—
Second Quarter (through June 15, 2011)	21.08	12.42	—

        On June 15, 2011, the last closing sale price reported on the NYSE for our Common Shares was $12.42 per share.

Holders

        As of May 31, 2011, there were 4,316 common shareholders of record.

Dividend Policy

        The holders of our Common Shares share proportionately, on a per share basis, in all dividends and other distributions declared by the Board of Directors. On January 28, 2009, the Board of Directors suspended the payment of cash dividends to preserve capital during these challenging economic times. Accordingly, no cash dividends were declared on our Common Shares in 2010 and 2009. Dividends by the Company require the approval of the FRB, DFI and Treasury. Dividends by the bank require the approval of the FDIC and DFI.

        As a result of the Agreement effective July 2, 2010 and due to the terms of our trust preferred securities, our ability to pay dividends with respect to Common Shares is subject to obtaining approval from the FRBSF, DFI and Treasury and is restricted until our obligations under our trust preferred securities are brought current. We will seek regulatory approval to pay all deferred payments under our trust preferred securities. Under our exchange agreement with Treasury, any dividend payment will continue to require the approval of Treasury until the earlier of January 9, 2012 and such time as Treasury ceases to own any of our or our affiliates' securities. Additionally, our ability to pay dividends depends on our ability to obtain dividends from the bank. The bank, in addition to obtaining approval from the FDIC and DFI, is not permitted under Hawaii law to pay dividends except out of retained earnings. Given that the bank had an accumulated deficit of $478.1 million at March 31, 2011, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank or the Company will be paying cash dividends in the foreseeable future.

 DESCRIPTION OF CAPITAL STOCK

        In this section, references to "the Company," "we," "our," and "us" refer only to Central Pacific Financial Corp. and not its consolidated subsidiaries.

        The following is a summary description of our Common Shares. This description is not complete and is qualified in its entirety by reference to the provisions of our restated articles of incorporation and bylaws, the applicable provisions of the Hawaii Business Corporation Act (the "HBCA") and the Tax Benefits Preservation Plan, dated as of November 23, 2010. Our restated articles of incorporation and our amended bylaws are filed as exhibits to the registration statement of which this prospectus is a part and our Tax Benefits Preservation Plan is filed as an exhibit to our Current Report on Form 8-K filed on November 24, 2010 (see "Where You Can Find More Information").

        Our authorized common stock consists of 185,000,000 shares of common stock, no par value per share, which remains unchanged after the Reverse Stock Split. As of May 31, 2011, 41,738,820 Common Shares were issued and outstanding. Our Common Shares were held by 4,316 shareholders of record as of May 31, 2011. Our outstanding Common Shares are fully paid and nonassessable. The issued Common Shares represent non-withdrawable capital, are not accounts of an insurable type, and are not federally insured. In addition, Treasury holds a warrant to purchase 79,288 Common Shares, subject to adjustment.

Dividend Rights

        Holders of our Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors out of any funds legally available for dividends. There are currently several limitations on our ability to pay dividends. For more information, see "Market for Common Shares and Dividend Policy."

Liquidation and Dissolution

        In the event of our liquidation or dissolution, the holders of Common Shares are entitled to receive proportionately all assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Shares are not entitled to a liquidation preference in respect of those shares.

No Preemptive or Conversion Rights

        Holders of Common Shares generally do not have preemptive rights to purchase additional Common Shares and have no conversion or redemption rights under our restated articles of incorporation or the HBCA.

        The Investors have certain contractual preemptive rights. Please see "—Common Shares Issued in the Private Placement" below.

Voting Rights

        Holders of our Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election.

Common Shares issued In the Private Placement

        Pursuant to the Investment Agreements and the subscription agreements, the Lead Investors and the Additional Investors in the Private Placement are entitled to certain rights and are subject to certain obligations with respect to the Common Shares they hold to which our other shareholders are not entitled or subject. Pursuant to the Investment Agreements, for so long as each Lead Investor owns, together with its affiliates, 10% or more of the outstanding Common Shares, the Company will nominate a director designated by each Lead Investor to serve on the Board of Directors and the bank's Board of Directors. For so long as each Lead Investor owns, together with its affiliates, 5% or more of the outstanding Common Shares, the Company will invite a person designated by each Lead Investor to observe all meetings of the Board of Directors and the bank's Board of Directors.

        In addition, so long as a Lead Investor owns, together with its affiliates, at least 10% of the outstanding Common Shares, such Lead Investor has preemptive rights in connection with certain equity issuances by the Company to purchase securities being offered by the Company, at the same price as offered to other parties, to maintain its proportionate ownership of the Company. Pursuant to the subscription agreements, the Additional Investors have similar preemptive rights, except the minimum ownership threshold is 1.5% and their preemptive rights expire two years following the closing date of the Private Placement.

        The Investment Agreements also prohibit the Lead Investors from selling the Common Shares they purchased in the Private Placement until the earlier of one year after the closing date of the Private Placement, the date on which the Lead Investor owns in the aggregate with its affiliates less than 5% of the outstanding Common Shares, the date on which any person commences a bona fide public tender or exchange offer which would result in a change in control of the Company, the public announcement by the Company that it is "for sale" in a transaction that would result in a change in control of the Company, and the execution by the Company of a definitive agreement which, if consummated, would result in a change in control of the Company. The subscription agreements do not contain transfer restrictions. However, because the Common Shares issued to the Additional Investors are restricted securities, they can be sold only pursuant to an effective registration statement or an exemption therefrom.

        In addition, the Lead Investors have certain registration rights with respect to the Common Shares held by them following the lock-up period described above. The Additional Investors have certain registration rights with respect to the Common Shares held by them until six months following the completion of the Private Placement.

Tax Benefits Preservation Plan

        We have generated significant net operating losses carry-overs as a result of our recent losses. Our ability to use these net operating loss carry-forwards to offset future taxable income will be limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an "ownership change." An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation's common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation's stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation's stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

        In order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become a Threshold Holder.

        In connection with the Tax Benefits Preservation Plan, the Board of Directors declared a dividend of one preferred share purchase right (a "Preferred Share Purchase Right") in respect of each Common Share outstanding as of November 30, 2010 and to become outstanding during the term of the plan. Each Preferred Share Purchase Right represents the right to purchase, upon the terms and subject to the conditions in the Tax Benefits Preservation Plan, 1/10,000th of a share of Junior Participating Preferred Stock, Series C, no par value, for $6.00, subject to adjustment. The Preferred Share Purchase Rights will become exercisable by holders of those rights (other than the Threshold Owner) upon certain triggering events, such as any person becoming a Threshold Holder. Prior to such a triggering event, the Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Preferred Share Purchase Rights at an exchange ratio of one Common Share per Preferred Share Purchase Right, subject to adjustments and limitations described in the Tax Benefits Preservation Plan. For more information on our Tax Benefits Preservation Plan, see our Form 8-A and Form 8-K, and the related exhibits, filed with the SEC on November 24, 2010.

Protective Charter Amendment

        To further protect our tax benefits, we filed the Protective Charter Amendment on May 2, 2011. Subject to certain restrictions and exceptions, the Protective Charter Amendment restricts any direct or indirect transfer of our Common Shares (such as transfers of our Common Shares that result from the transfer of interests in other entities that own our Common Shares) if the effect would be to (1) cause the transferee to become a Threshold Holder or (2) cause the beneficial ownership of our Common Shares by any Threshold Holder to increase.

        Exceptions for transfers that would otherwise be prohibited include transfers: (i) to a public group of persons each of whom owns, directly or indirectly, less than five percent of the outstanding Common Stock (including a new public group), (ii) approved by the Board of Directors prior to their consummation or if involuntary, as soon as practicable after consummation, (iii) relating to a merger or consolidation affecting all holders of Common Stock and upon consummation the acquiror will own at least a majority of the outstanding shares of Common Stock or (iv) by the Company to an underwriter or placement agent for distribution to the public, under certain circumstances. The Protective Charter Amendment includes the right to require a proposed transferee, as a condition to registration of a transfer of our Common Stock, to provide all information reasonably requested regarding such person's direct and indirect ownership of our Common Stock.

        Any direct or indirect transfer attempted in violation of the Protective Charter Amendment would be void as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of our Common Shares would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the Protective Charter Amendment for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such Common Shares, or in the case of options, receiving our Common Shares in respect of their exercise. In this prospectus, our Common Shares purportedly acquired in violation of the Protective Charter Amendment is referred to as "prohibited shares."

        The Board of Directors will have the discretion to approve a transfer of our Common Shares that would otherwise violate the transfer restrictions if it determines that the transfer is in our and our shareholders' best interests.

        Notwithstanding the restrictions described above, the Protective Charter Amendment permits a person to acquire stock pursuant to a merger, tender offer or other transaction pursuant to which such person will own at least a majority of the outstanding Common Stock and in which all shareholders are offered the same opportunity to receive cash, stock or other consideration.

        The Protective Charter Amendment expires on the earliest of (i)May 2, 2014, (ii) such time as the Board of Directors determines the Protective Charter Amendment is no longer necessary for the preservation of our tax benefits and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

        Although the Protective Charter Amendment is intended to reduce the likelihood of an ownership change, we cannot eliminate the possibility that an ownership change will occur notwithstanding the adoption of the Protective Charter Amendment. For more information on the Protective Charter Amendment, please see our restated articles of incorporation and the description of the Protective Charter Amendment in our proxy statement, filed with the SEC on March 4, 2011.

Restrictions on Ownership—Bank Holding Company Act

        The Bank Holding Company Act of 1956 (the "BHCA") requires any "bank holding company" (as defined in the BHCA) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of our outstanding Common Shares. Any holder of 25% or more of our outstanding Common Shares, other than an individual, is subject to regulation as a bank holding company under the BHCA. In addition, any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding Common Shares under the Change in Bank Control Act of 1978.

Anti-Takeover Effects of Hawaii Law

        The Hawaii Control Share Acquisitions Act (the "CSA Act") is applicable to CPF and is designed to inhibit hostile acquisitions by restricting Control Share Acquisitions. A Control Share Acquisition is the acquisition of shares of an issuer resulting in beneficial ownership of a new range of voting power (with thresholds for the ranges starting at 10% and set at 10% intervals up to a majority) for the election of directors. Certain acquisitions are exempt from the CSA Act, including acquisitions from the issuer or where the issuer's prior approval has been obtained. The CSA Act prohibits the consummation of a Control Share Acquisition unless each such acquisition is separately approved by a majority of the corporation's outstanding shares (excluding shares beneficially owned by the acquiring person) and imposes certain state law disclosure and timing requirements. If a Control Share Acquisition is made without the requisite shareholder approval, then, for a period of one year after the acquisition, the shares acquired by the acquiring person will (i) be denied voting rights, (ii) be non-transferable, and (iii) be subject to redemption at the option of the corporation either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

        Thus, under certain circumstances, the CSA Act may make it more difficult for an acquiring person to exercise control over the Company due to the limitations placed on that person's ability to vote the shares so acquired and the right of the Company to acquire the subject shares. The foregoing discusses all material information relating to the CSA Act and the sale of Common Shares by Treasury.

Anti-Takeover Provisions in the Restated Articles and Bylaws

        The following discussion is a general summary of certain provisions of the restated articles of incorporation, and amended bylaws of the Company which may be deemed to have an "anti-takeover" effect.

        Advance Notice Requirement for Director Nominations.    Our bylaws provide that shareholder nominations for the election of directors may not be brought before a meeting of shareholders unless the shareholder has given timely written notice in proper form of such nomination to the Secretary of the Company at the principal executive office. Such proposals or nominations may be made only by persons who are shareholders of record on the date on which such notice is given and on the record date for determination of shareholders entitled to vote at that meeting. To be timely, a shareholder's notice shall be delivered to or mailed and received at the executive office of the corporation not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, the shareholder's notice shall be given in the manner provided herein by the later of (i) the close of business on the date 90 days prior to the meeting date or (ii) the tenth day following the date the meeting is first publicly announced or disclosed, and (iii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is publicly announced or disclosed.

        No person is eligible for election to the Board of Directors unless nominated in accordance with the foregoing procedures, and thus such procedures could make it more difficult for dissident shareholders to nominate and elect their candidates.

        Supermajority Shareholder Vote to Call a Special Shareholders Meeting to Amend Bylaws.    Subject to repeal or change at any regular meeting of the shareholders, or at any special meeting called for that purpose by the vote of the holders of eighty percent (80%) of the outstanding shares entitled to vote at such meeting, the power to alter, amend or repeal our bylaws or adopt new bylaws is vested in the Board of Directors. The supermajority vote required to call a special meeting of shareholders to amend the bylaws could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments adopted by the shareholders at a special meeting is an important element of the takeover strategy.

        Fair Price Provisions Involving Business Combinations.    Our restated articles of incorporation contains a "fair price" provision that applies to certain business combination transactions involving any interested shareholder, which is (i) any person that beneficially owns more than 10% of our voting stock or (ii) any affiliate of the Company that within the past five years beneficially owned more than 10% of our voting stock. This provision requires the affirmative vote of the holders of at least 75% of our voting stock to approve specified transactions between an interested shareholder or its affiliate and us or our subsidiaries, including:

  •
  any merger or consolidation;

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  any sale, lease, license, exchange, pledge, transfer or other disposition of assets (in one transaction or a series of transactions) having a fair market value of $2 million or more;

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  the issuance or transfer of any of our securities or any of our subsidiaries' securities by us or any of our subsidiaries to an interested shareholder or its affiliates having a fair market value of $2 million or more;

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  the adoption of a plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested shareholder or its affiliate; and

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  any reclassification of securities (including any reverse stock split), recapitalization, merger or consolidation of our company with any of our subsidiaries or other transaction (whether or not involving an interested shareholder) that has the effect of increasing the proportionate share of the outstanding shares of any class of our equity or convertible securities or those of our subsidiaries owned by an interested shareholder or its affiliate.

        This voting requirement will not apply to any particular transaction approved by a majority vote of the directors who are unaffiliated with the interested shareholder and who were members of the Board of Directors before the latter of the first public announcement of the terms of the proposed business combination and the day the interested shareholder became a shareholder and any successor to such directors who were unaffiliated with the interested shareholder and recommended to the Board of Directors by a majority of such directors. This voting requirement will also not apply to any transaction involving the payment of consideration to holders of our outstanding Common Shares in which certain minimum "fair price" and procedural requirements are met.

        This "fair price" provision could have the effect of delaying or preventing a change in control of our company in a transaction of series of transactions that does not satisfy the stated criteria.

        Preferred Stock.    Our restated articles of incorporation allow the Board of Directors to issue up to 1,000,000 shares of preferred stock, no par value per share. The Board of Directors also has the authority to designate the rights, preferences, privileges and restrictions of such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of our company without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our Common Shares.

        Tax Benefits Preservation Plan and Protective Charter Amendment.    We adopted the Tax Benefits Preservation Plan and the Protective Charter Amendment to preserve the long-term value of our tax benefits. However, they could be deemed to have an anti-takeover effect. The Tax Benefits Preservation Plan provides an economic disincentive for any person or group to become a Threshold Holder. The Protective Charter Amendment restricts the ability of a person to become a Threshold Holder and the ability of existing Threshold Holders from acquiring additional Common Shares without the approval of the Board of Directors. However, the adoption of the Tax Benefits Preservation Plan and the Protective Charter Amendment was not part of a plan by us to adopt a series of anti-takeover measures, and we are not presently aware of any potential takeover transaction.

 DESCRIPTION OF TARP WARRANT

        In this section, references to "the Company," "we," "our," and "us" refer only to Central Pacific Financial Corp. and not its consolidated subsidiaries.

        The following is a brief description of the amended warrant that was issued to Treasury on February 18, 2011 (the "Amended TARP Warrant"). The description of the Amended TARP Warrant contained in this section is qualified in its entirety by the actual terms of the Amended TARP Warrant, a form of which is attached as an exhibit to our Current Report on Form 8-K filed on February 22, 2011 and incorporated by reference into this prospectus.

Common Shares Subject to the Amended TARP Warrant

        The Amended TARP Warrant is initially exercisable for 79,288 Common Shares.

Exercise of the Amended TARP Warrant

        The initial exercise price applicable to the Amended TARP Warrant is $10 per Common Share. The Amended TARP Warrant may be exercised at any time on or before February 18, 2021 by surrender of the Amended TARP Warrant and a completed notice of exercise attached as an annex to the Amended TARP Warrant and the payment of the exercise price for the Common Shares for which the Amended TARP Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of Common Shares issuable upon exercise of the Amended TARP Warrant equal to the value of the aggregate exercise price of the Amended TARP Warrant determined by reference to the market price of our Common Shares on the trading day on which the Amended TARP Warrant is exercised or, if agreed to by us and the holder of the Amended TARP Warrant, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Amended TARP Warrant is subject to the further adjustments described below under the heading "—Adjustments to the Amended TARP Warrant."

        Upon exercise of the Amended TARP Warrant, certificates for the Common Shares issuable upon exercise will be issued to the holder of the Amended TARP Warrant. We will not issue fractional shares upon any exercise of the Amended TARP Warrant. Instead, the holder of the Amended TARP Warrant will be entitled to a cash payment equal to the market price of our Common Shares on the last trading day preceding the exercise of the Amended TARP Warrant (less the pro-rated exercise price of the Amended TARP Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Amended TARP Warrant. We will at all times reserve the aggregate number of Common Shares for which the Amended TARP Warrant may be exercised. We have listed the Common Shares issuable upon exercise of the Amended TARP Warrant with the NYSE.

Rights as a Shareholder

        The holder of the Amended TARP Warrant shall have no rights or privileges of the holders of our Common Shares, including any voting rights, until (and then only to the extent) the Amended TARP Warrant has been exercised.

Transferability and Assignability

        The Amended TARP Warrant, and all rights under the Amended TARP Warrant, are transferable and assignable.

Adjustments to the Amended TARP Warrant

        Adjustments in Connection with Stock Dividends, Stock Splits, Subdivisions, Reclassifications and Combinations.

        The number of shares for which the Amended TARP Warrant may be exercised and the exercise price applicable to the Amended TARP Warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our Common Shares, subdivide, combine or reclassify outstanding Common Shares.

  Certain Issuances.

        Until the earlier of February 18, 2014 and the date Treasury no longer holds the Amended TARP Warrant (and other than in certain permitted transactions described below), if we issue any Common Shares (or securities convertible or exercisable into Common Shares) at a price per share less than the applicable per share warrant exercise price, then the exercise price under the Amended TARP Warrant shall be adjusted to equal the consideration per Common Share received by the Company in connection with such issuance, and the number of Common Shares into which the Amended TARP Warrant is exercisable will be adjusted. Permitted transactions include issuances:

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  as consideration for or to fund the acquisition of businesses and/or related assets at fair market value;

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  in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by the Board of Directors;

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  in connection with public or broadly marketed offerings and sales of Common Shares or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

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  in connection with the exercise of preemptive rights on terms existing as of the Amended TARP Warrant issue date.

  Other Distributions.

        If we declare any dividends or distributions other than stock dividends, the exercise price of the Amended TARP Warrant will be adjusted to reflect such distribution.

  Certain Repurchases.

        If we effect a pro rata repurchase of Common Shares both the number of shares issuable upon exercise of the Amended TARP Warrant and the exercise price will be adjusted.

  Business Combinations.

        In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the Amended TARP Warrant holder's right to receive Common Shares upon exercise of the Amended TARP Warrant shall be converted into the right to exercise the Amended TARP Warrant for the consideration that would have been payable to the Amended TARP Warrant holder with respect to the Common Shares for which the Amended TARP Warrant may be exercised, as if the Amended TARP Warrant had been exercised prior to such merger, consolidation or similar transaction.

U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion describes the material United States federal income tax consequences to U.S. holders and Non-U.S. holders (both as defined below) of the ownership of shares of Common Stock.

        You are a U.S. holder if you are a beneficial owner of shares of Common Stock and you are:

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  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate whose income is subject to United States federal income tax regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more "United States persons," as defined in the United States Internal Revenue Code of 1986, as amended (the "Code"), have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a United States person.

        You are a "Non-U.S. Holder" if you are a beneficial owner of Common Stock and are not a U.S. Holder and are not a partnership or other entity treated as a partnership for United States federal income tax purposes.

        The following discussion is based upon the provisions of the Code, regulations promulgated by Treasury Department thereunder, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the United States Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. Further, this discussion assumes that the shares of Common Stock will be held as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. holder that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  regulated investment companies;

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  real estate investment trusts;

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  dealers in securities or commodities;

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  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

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  tax-exempt organizations;

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  persons liable for alternative minimum tax;

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  persons that hold shares of Common Stock as part of a straddle or a hedging or conversion transaction; or

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  persons whose "functional currency" is not the United States dollar.

        If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds shares of Common Stock, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the United States federal income tax consequences of the ownership of shares of Common Stock.

        You should consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of the ownership of shares of Common Stock in your particular circumstances.

Ownership of Common Stock

U.S. Holders

  Dividends

        In general, distributions with respect to Common Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. Dividends received by a corporate U.S. holder may qualify for a dividends-received deduction and dividends received by non-corporate U.S. holders, including individuals, may qualify for preferential rates of taxation; however, in each case, certain holding period and other limitations apply.

  Gain on Disposition of Common Stock

        Upon the sale or other disposition of Common Stock, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in Common Stock. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

  Dividends

        Except as described below, if you are a Non-U.S. holder of Common Stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

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  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

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  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

        If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

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  you are a non-United States person, and

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  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

        If you are a corporate Non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

  Gain on Disposition of Common Stock

        If you are a Non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Common Stock unless:

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  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

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  you are an individual, you hold the Common Stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

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  we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock and you are not eligible for any treaty exemption.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

        We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

        Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

Federal Estate Taxes

        Common Stock held by a Non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        If you are a Non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

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  dividend payments and

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  the payment of the proceeds from the sale of Common Stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

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  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

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  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

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  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

  •
  you otherwise establish an exemption.

        Payment of the proceeds from the sale of Common Stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Common Stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

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  the proceeds are transferred to an account maintained by you in the United States,

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  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

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  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

        In addition, a sale of Common Stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

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  a United States person,

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  a controlled foreign corporation for United States tax purposes,

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  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

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  a foreign partnership, if at any time during its tax year:

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  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

 LEGAL MATTERS

        The validity of the Common Shares offered by this prospectus and certain other legal matters will be passed upon for us by Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp. Certain legal matters will be passed upon for us by Carlsmith Ball LLP, Los Angeles, California, and Sullivan & Cromwell LLP, Los Angeles, California. The underwriters are represented by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

EXPERTS

        Our consolidated financial statements as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2010, consolidated financial statements contains an explanatory paragraph that states that the Company entered into a consent order dated December 8, 2009 with its primary banking regulators that among other things restricts certain operations and requires the Company to increase its leverage and total risk-based capital ratios to at least 10% and 12%, respectively, by March 31, 2010 and maintain such levels thereafter. The Company failed to meet the aforementioned capital ratio requirements as well as other requirements of the consent order, which exposes Central Pacific Financial Corp. to additional restrictions and regulatory actions, including seizure of Central Pacific Bank. This situation raises substantial doubt about Central Pacific Financial Corp.'s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. listed company. You may read and copy any document we file at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov or our website at www.centralpacificbank.com. Written requests for copies of the documents we file with the SEC should be directed to Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813.

2,850,000 Shares of Common Stock

PROSPECTUS

C.L. King & Associates	Guzman & Company	SL Hare Capital

June             , 2011

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.